SECURITIES AND EXCHANGE COMMISSION

                         Washington, D. C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                            (Amendment No. 1)*

                          Varity Corporation
_______________________________________________________________________
                              (Name of Issuer)

              Convertible Preferred Class II Shares, Series A
_______________________________________________________________________
                           (Title of Class of Securities)

                                   None
_______________________________________________________________________
                                (CUSIP Number)

     Michael Roth                            with a copy to:
     10556 N. Port Washington Road           George J.Mazin, Esq.
     Mequon, Wisconsin                       Lowenstein, Sandler, Kohl,
     (414) 241-1810                             Fisher & Boylan, P.A.
                                             65 Livingston Avenue
                                             Roseland, New Jersey 07068
                                             (201) 992-8700

_______________________________________________________________________
         (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               March 1, 1996
________________________________________________________________________
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [].

Check the following box if a fee is being paid with this statement []. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note:  Six copies of this statement, including all exhibits, should  be  filed
with  the  Commission.   See Rule 13d-l(a) for other parties  to  whom  copies
are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

______________________________________________________________________________
     1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

           Aurora Limited Partnership          36-3539541
______________________________________________________________________________
     2)    Check the Appropriate Box if a Member of a Group (See Instructions):

     (a)   Not
     (b)   Applicable
______________________________________________________________________________
     3)    SEC Use Only
______________________________________________________________________________
     4)    Source of Funds (See Instructions): WC
______________________________________________________________________________
     5)    Check if Disclosure of Legal Proceedings is Required Pursuant
           to Items 2(d) or 2(e):
______________________________________________________________________________
            Not Applicable
______________________________________________________________________________
     6)    Citizenship or Place of Organization:

            Illinois
______________________________________________________________________________
      Number of Shares          7)  Sole Voting Power:          0
      Beneficially Owned        8)  Shared Voting Power:        0
      by Each Reporting         9)  Sole Dispositive Power:     0
      Person With:             10)   Shared Dispositive Power:  0
______________________________________________________________________________
    11)   Aggregate Amount Beneficially Owned by Each Reporting Person:  0
______________________________________________________________________________
    12)   Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions):

          Not Applicable
______________________________________________________________________________
    13)   Percent of Class Represented by Amount in Row (11)          0%
______________________________________________________________________________
    14)   Type of Reporting Person (See Instructions):          PN
______________________________________________________________________________

Item 1.           Security and Issuer.

        This  Statement  relates to the Convertible  Preferred  Class  II
Shares,  Series  A  of  Varity  Corporation (the "Shares").   This  issuer
has its principal executive offices located at 672 Delaware Avenue, Buffalo, New York 14209.

Item 2.           Identity and Background.

        The person filing this Statement is Aurora Limited Partnership, whose principal business address is 2 N. LaSalle Street, Suite 500, Chicago, Illinois 60602. Aurora Limited Partnership's state of organization is Illinois. Its principal business is investing in other investment partnerships. Its general partner is Harris Associates, L.P.

        Aurora  Limited  Partnership  has never  been  convicted  in  any criminal proceeding, nor has he been party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

              All   funds  used  in  Aurora  Limited  Partnership's   original
purchase of Shares came directly from the net assets of Aurora Limited Partnership.

Item 4.           Purpose of Transaction.

             The prior acquisition of Shares referred to in Item 5 in a previous filing on Schedule 13D (December 9, 1992) was solely for investment purposes. Aurora Limited Partnership has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.


Item 5.           Interest in Securities of the Issuer.

              Based upon the information contained in Varity Corp.'s quarterly report on Form 10-Q for the quarterly period ended September 30, 1995, there were issued and outstanding, as of November 1, 1995, 2,000,000 Shares. As of March 1, 1996, Aurora Limited Partnership owned no shares of such stock and therefore ceased to be a beneficial owned of more than 5.0% of such stock. The following table details the transactions by Aurora Limited Partnership in the Shares during the past 60 days:


Date              Quantity          Price    Transaction Type


                             (Sales)

March 1, 1996     175,800*           NA      Capital contribution
                                             in connection with
                                             investment in Stark
                                             Investments, L.P.
_____________
*  The 175,800 Shares sold by Aurora Limited Partnership are included in a
Schedule 13D filed on behalf of Michael Roth and Brian Stark.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Not Applicable

Item 7.   Material to Be Filed as Exhibits.

          Not Applicable



                                 SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                    March 8, 1996



                                    /s/ Michael Roth
                                        Michael Roth as investment manager of
                                          Aurora Limited Partnership


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).